Exhibit 99.3

David E. Bower (SBN 119546)

MONTEVERDE & ASSOCIATES PC

600 Corporate Pointe, Suite 1170

Culver City, CA 90230

Tel: (213) 446-6652

Fax: (212) 202-7880

Counsel for Plaintiff

UNITED STATES DISTRICT COURT

CENTRAL DISTRICT OF CALIFORNIA

GINA TRAN,	Civil Action No. 2:19-cv-638

Plaintiff,	COMPLAINT

v.	DEMAND FOR JURY TRIAL
MINDBODY, INC., RICK STOLLMEYER, KATHERINE BLAIR CHRISTIE, COURT CUNNINGHAM, GAIL GOODMAN, CIPORA HERMAN, ERIC LIAW, ADAM MILLER, and GRAHAM SMITH,	1. Violations of § 14(a) of the Exchange Act and Rule 14a-9 2. Violations of § 20(a) of the Exchange Act

Defendants.

Plaintiff Gina Tran (“Plaintiff”), by and through her undersigned attorneys, brings this action against Mindbody, Inc. (“Mindbody” or the “Company”) and the members of the Company’s board of directors (collectively referred to as the “Board” or the “Individual Defendants” and, together with Mindbody, the “Defendants”) for their violations of Sections 14(a) and 20(a) of the Securities Exchange Act of 1934 (“Exchange Act”), 15 U.S.C. §§78n(a) and 78t(a)

COMPLAINT FOR VIOLATIONS OF THE SECURITIES EXCHANGE ACT OF 1934

respectively, and United States Securities and Exchange Commission (“SEC”) Rule 14a-9, 17 C.F.R. § 240.14a-9, in connection with the proposed acquisition of Mindbody by Torreys Parent, LLC (“Parent”) and Torreys Merger Sub, Inc. (“Merger Sub”), which are affiliates of Vista Equity Partners Management, LLC and funds associated therewith (together “Vista”) (the “Proposed Transaction”).

NATURE OF THE ACTION

1. On December 23, 2018, Mindbody entered into an Agreement and Plan of Merger (the “Merger Agreement”) pursuant to which Vista will acquire all outstanding shares of Mindbody common stock for $36.50 in cash per share (the “Merger Consideration”), representing a total value of approximately $1.9 billion. Upon consummation of the Proposed Transaction, Mindbody’s common stock will no longer be publicly traded and its common stockholders will be divested of their interest in the surviving corporation.

2. On January 23, 2019, in order to convince Mindbody’s public common shareholders to vote in favor of the Proposed Transaction, Defendants authorized the filing of a materially incomplete and misleading Definitive Proxy Statement (the “Proxy”) with the SEC, in violation of Sections 14(a) and 20(a) of the Exchange Act.

3. In particular, the Proxy contains materially incomplete and misleading information concerning: (i) financial projections for Mindbody; and (ii) the valuation analyses performed by Mindbody’s financial advisor, Qatalyst Partners LP (“Qatalyst Partners”), in support of its fairness opinion.

4. The special meeting of Mindbody’s shareholders to vote on the Proposed Transaction is scheduled for February 14, 2019 at 9:00 a.m. (Pacific Time) (the “Shareholder Vote”). It is therefore imperative that the material information that has been omitted from the Proxy is disclosed prior to the Shareholder Vote so Mindbody shareholders can properly exercise their corporate voting rights and determine whether to give up their interest in Mindbody in exchange for the Merger Consideration.

COMPLAINT FOR VIOLATIONS OF THE SECURITIES EXCHANGE ACT OF 1934

5. For these reasons, and as set forth in detail herein, Plaintiff asserts claims against Defendants for violations of Sections 14(a) and 20(a) of the Exchange Act and Rule 14a-9. Plaintiff seeks to enjoin Defendants from taking any steps to consummate the Proposed Transaction unless and until the material information discussed below is disclosed to public common shareholders sufficiently in advance of the upcoming shareholder vote or, in the event the Proposed Transaction is consummated, to recover damages resulting from the Defendants’ violations of the Exchange Act.

JURISDICTION AND VENUE

6. This Court has subject matter jurisdiction pursuant to Section 27 of the Exchange Act (15 U.S.C. § 78aa) and 28 U.S.C. § 1331 (federal question jurisdiction) as Plaintiff alleges violations of Section 14(a) and 20(a) of the Exchange Act.

7. Personal jurisdiction exists over each Defendant either because the Defendant conducts business in or maintains operations in this District, or is an individual who is either present in this District for jurisdictional purposes or has sufficient minimum contacts with this District as to render the exercise of jurisdiction over each Defendant by this Court permissible under the traditional notions of fair play and substantial justice. “Where a federal statute such as Section 27 of the [Exchange] Act confers nationwide service of process, the question becomes whether the party has sufficient contacts with the United States, not any particular state.” Sec. Inv’r Prot. Corp. v. Vigman, 764 F.2d 1309, 1315 (9th Cir. 1985). “[S]o long as a defendant has minimum contacts with the United States, Section 27 of the Act confers personal jurisdiction over the defendant in any federal district court.” Id. at 1316.

8. Venue is proper in this District under Section 27 of the Exchange Act, 15 U.S.C. § 78aa, as well as 28 U.S.C. § 1391, because Defendants are found or are inhabitants or transact business in this District. Indeed, Mindbody’s principal executive offices are located in this District.

COMPLAINT FOR VIOLATIONS OF THE SECURITIES EXCHANGE ACT OF 1934

PARTIES

9. Plaintiff is, and has been continuously throughout all times relevant hereto, the owner of Mindbody common stock.

10. Defendant Mindbody is a public company incorporated under the laws of Delaware with principal executive offices located at 4051 Broad Street, Suite 220, San Luis Obispo, California 93401. Mindbody’s common stock is traded on the Nasdaq under the ticker symbol “MB.”

11. Defendant Rick Stollmeyer is, and has been at all relevant times, a director of the Company. Defendant Stollmeyer is also a co-founder of the Company and its Chief Executive Officer and Chairman of the Board.

12. Defendant Katherine Blair Christie is, and has been at all relevant times, a director of the Company.

13. Defendant Court Cunningham is, and has been at all relevant times, a director of the Company.

14. Defendant Gail Goodman is, and has been at all relevant times, a director of the Company.

15. Defendant Cipora Herman is, and has been at all relevant times, a director of the Company.

16. Defendant Eric Liaw is, and has been at all relevant times, a director of the Company.

17. Defendant Adam Miller is, and has been at all relevant times, a director of the Company.

18. Defendant Graham Smith is, and has been at all relevant times, a director of the Company.

COMPLAINT FOR VIOLATIONS OF THE SECURITIES EXCHANGE ACT OF 1934

19. The defendants identified in paragraphs 11 through 18 are collectively referred to herein as the “Board” or the “Individual Defendants,” and together with Mindbody, the “Defendants.”

SUBSTANTIVE ALLEGATIONS

I.     Background of the Company and the Proposed Transaction

20. Mindbody is a technology platform for the fitness, wellness and beauty services industries. According to the Company’s website, local entrepreneurs worldwide use Mindbody’s integrated software and payments platform to run, market and build their businesses. Consumers use Mindbody to more easily find, engage and transact with providers in their local communities.

21. On December 23, 2018, the Board caused the Company to enter into the Merger Agreements with Vista.

22. Pursuant to the terms of the Merger Agreement, Vista, upon the terms and subject to the conditions set forth in the Merger Agreement, will acquire Mindbody for $36.50 in cash per share for a total transaction value of approximately $1.9 billion.

23. According to the December 24, 2018 press release announcing the Proposed Transaction:

MINDBODY Enters into Definitive Agreement to be Acquired by Vista Equity Partners for $1.9 Billion

Vista Equity Partners to acquire all outstanding MINDBODY common stock for $36.50 per share

SAN LUIS OBISPO, Calif., Dec. 24, 2018 (GLOBE NEWSWIRE) — MINDBODY, Inc. (NASDAQ: MB) today announced that it has entered into a definitive agreement to be acquired by Vista Equity Partners (“Vista”), a leading investment firm focused on software, data and technology-enabled businesses.

COMPLAINT FOR VIOLATIONS OF THE SECURITIES EXCHANGE ACT OF 1934

Under the terms of the agreement, Vista will acquire all outstanding shares of MINDBODY common stock for a total value of approximately $1.9 billion. MINDBODY shareholders will receive $36.50 in cash per share, representing a 68% premium to the unaffected closing price as of December 21, 2018.

“MINDBODY’s purpose is to help people lead healthier, happier lives by connecting the world to fitness, beauty and wellness,” said Rick Stollmeyer, Co-Founder and CEO of MINDBODY. “We are thrilled to provide immediate liquidity to our shareholders at a significant premium to market prices and to leverage Vista’s resources and deep expertise to accelerate our growth while achieving that purpose more effectively than ever before.”

“MINDBODY’s position as the leading technology platform for the fitness, beauty and wellness industries makes it an ideal addition to the Vista family of companies,” said Brian Sheth, Co-Founder and President of Vista. “We look forward to partnering with Rick and the entire MINDBODY team to deliver innovation to customers that will help grow their businesses and to consumers who depend on MINDBODY to strengthen their health and well-being.”

MINDBODY’s Board of Directors unanimously approved the deal and recommended that stockholders vote their shares in favor of the transaction. Closing of the transaction is subject to customary closing conditions, including the approval of MINDBODY stockholders and antitrust approval in the United States. The transaction is expected to close in the first quarter of 2019 and is not subject to a financing condition.

The definitive agreement for the transaction includes a 30 day “go-shop” period, which permits MINDBODY’s Board of Directors and financial advisors to actively

COMPLAINT FOR VIOLATIONS OF THE SECURITIES EXCHANGE ACT OF 1934

initiate, solicit, encourage and potentially enter negotiations with other parties that make alternative acquisition proposals. MINDBODY will have the right to terminate the merger agreement to enter into a superior proposal subject to the terms and conditions of the merger agreement. There can be no assurance that this 30 day “go-shop” will result in a superior proposal, and MINDBODY does not intend to disclose developments with respect to the solicitation process unless and until the Board of Directors makes a determination requiring further disclosure.

Qatalyst Partners is serving as the exclusive financial advisor to MINDBODY, and Cooley LLP is serving as legal advisor to MINDBODY. Vista’s legal advisor is Kirkland & Ellis LLP.

II. The Proxy Omits Material Information

24. On January 23, 2019, Defendants filed a materially incomplete and misleading Proxy with the SEC. The special meeting of Mindbody stockholders to vote on the Proposed Transaction is less than 3 weeks away. The Individual Defendants were obligated to carefully review the Proxy before it was filed with the SEC and disseminated to the Company’s shareholders to ensure that it did not contain any material misrepresentations or omissions. However, the Proxy misrepresents or omits material information that is necessary for the Company’s shareholders to make an informed voting decision in connection with the Proposed Transaction.

25. First, the Proxy fails to provide sufficient information regarding financial projections for Mindbody.

26. Specifically, the Opinion of Qatalyst Partners LP section of the Proxy states that Qatalyst Partners “utilized both the consensus of third-party research analysts’ projections (“Analyst Projections”) and the Management Projections,” in connection with valuation analyses. Proxy at 37. Indeed, Qatalyst Partners’ Selected Companies Analysis and Selected Transactions Analysis both based on the Analyst Projections.

COMPLAINT FOR VIOLATIONS OF THE SECURITIES EXCHANGE ACT OF 1934

27. However, the Proxy fails to disclose the Analyst Projections.

28. Accordingly, it appears that Defendants selectively excised a set of projections that that Board reviewed, considered, and approved for Qatalyst Partners’ use in connection with preparing its fairness opinion.

29. The omission of the Analyst Projections renders the Opinion of Qatalyst Partners LP section of the Proxy and Qatalyst Partners’ financial analyses materially incomplete and misleading. Indeed, the Analyst Projections were a fundamental input underlying two of the three valuation analyses that are being touted to Plaintiff and Mindbody’s Company’s common shareholders.

30. If a proxy statement discloses financial projections and valuation information, such projections must be complete and accurate. The question here is not the duty to speak, but liability for not having spoken enough. With regard to future events, uncertain figures, and other so-called soft information, a company may choose silence or speech elaborated by the factual basis as then known—but it may not choose half-truths.

31. Without the Analyst Projections, Plaintiff and Mindbody’s common shareholders are unable to fully understand these analyses and, thus, are unable to determine what weight, if any, to place on the Qatalyst Partners’ fairness opinions in determining whether to vote their shares in favor of the Proposed Transaction. This omitted information, if disclosed, would significantly alter the total mix of information available to Plaintiff and the Company’s common shareholders.

32. Second, the Proxy fails to provide sufficient information regarding Qatalyst Partners’ valuation analyses.

33. With respect to Qatalyst Partners’ Discounted Cash Flow Analysis, the Proxy is materially misleading and incomplete because it fails to disclose: (i) the inputs and assumptions underlying the selection of the range of discount rates from

COMPLAINT FOR VIOLATIONS OF THE SECURITIES EXCHANGE ACT OF 1934

9.0% to 11.0% (i.e., the components of Mindbody’s weighted average cost of capital); (ii) the inputs and assumptions underlying the selection of the 20.0x to 30.0x terminal multiples; and (iii) Mindbody’s cash net of the face value of outstanding convertible debt and financing obligations, as of December 31, 2018. See Proxy at 38.

34. These key inputs are material to Mindbody shareholders, and their omission renders the summary of Qatalyst Partners’ Discounted Cash Flow Analysis incomplete and misleading. As a highly-respected professor explained in one of the most thorough law review articles regarding the fundamental flaws with the valuation analyses bankers perform in support of fairness opinions, in a discounted cash flow analysis a banker takes management’s forecasts, and then makes several key choices “each of which can significantly affect the final valuation.” Steven M. Davidoff, Fairness Opinions, 55 Am. U.L. Rev. 1557, 1576 (2006). Such choices include “the appropriate discount rate, and the terminal value…” Id. As Professor Davidoff explains:

There is substantial leeway to determine each of these, and any change can markedly affect the discounted cash flow value. For example, a change in the discount rate by one percent on a stream of cash flows in the billions of dollars can change the discounted cash flow value by tens if not hundreds of millions of dollars.… This issue arises not only with a discounted cash flow analysis, but with each of the other valuation techniques. This dazzling variability makes it difficult to rely, compare, or analyze the valuations underlying a fairness opinion unless full disclosure is made of the various inputs in the valuation process, the weight assigned for each, and the rationale underlying these choices. The substantial discretion and lack of guidelines and standards also makes the process vulnerable to manipulation to arrive at the “right” answer for fairness. This raises a further dilemma in light of the conflicted nature of the investment banks who often provide these opinions.

COMPLAINT FOR VIOLATIONS OF THE SECURITIES EXCHANGE ACT OF 1934

Id. at 1577-78 (emphasis added). Without the above-mentioned information, Mindbody shareholders cannot evaluate for themselves the reliability of Qatalyst Partners’ Discounted Cash Flow Analysis, make a meaningful determination of whether the implied equity value ranges reflect the true value of the Company or was the result of an unreasonable judgment by Qatalyst Partners, and make an informed decision regarding whether to vote in favor of the Proposed Transaction.

35. With respect to Qatalyst Partners’ Selected Transactions Analysis is also materially misleading. In particular, in connection with its analysis of the LTM Revenue Multiples, Qatalyst Partners fails to provide a rational basis for its selection of a representative range of 6.0x to 10.0x when twenty of the thirty selected SaaS transactions provided have LTM Revenue Multiples well above the low end of the selected representative range and nearly one third of the transactions are at, or well-exceed, the highest end of Qatalyst Partners’ selected range. See Proxy at 40. Additionally, Qatalyst Partners’ selection of a representative range of 5.0x to 8.5x relative to the given NTM Revenue Multiples is similarly lacking in rational support. Notably, just nine of the thirty SaaS transactions have NTM Revenue Multiples near or below Qatalyst Partners’ low end of the representative range. See Proxy at 40-41. Without further justification from Qatalyst Partners in light of these observed anomalies, Plaintiff and Mindbody’s other public shareholders are unable to determine whether the implied range of per share values for Mindbody stock are accurate and reliable. The failure to include this crucial information in the Selected Transactions Analysis further renders the Proxy materially misleading.

36. Defendants’ failure to provide the foregoing material information renders the statements in the Proxy false and/or materially misleading

COMPLAINT FOR VIOLATIONS OF THE SECURITIES EXCHANGE ACT OF 1934

37. In sum, the omission of the above-referenced information renders the Proxy materially incomplete and misleading, in contravention of the Exchange Act. Absent disclosure of the foregoing material information prior to the upcoming shareholder vote concerning the Proposed Transaction, Plaintiff will be unable to make an informed decision regarding whether to vote her shares in favor of the Proposed Transaction, and she is thus threatened with irreparable harm, warranting the injunctive relief sought herein.

COUNT I

(Against All Defendants for Violations of Section 14(a) of the Exchange Act and Rule 14a-9)

38. Plaintiff incorporates each and every allegation set forth above as if fully set forth herein.

39. Section 14(a)(1) of the Exchange Act makes it “unlawful for any person, by the use of the mails or by any means or instrumentality of interstate commerce or of any facility of a national securities exchange or otherwise, in contravention of such rules and regulations as the Commission may prescribe as necessary or appropriate in the public interest or for the protection of investors, to solicit or to permit the use of his name to solicit any proxy or consent or authorization in respect of any security (other than an exempted security) registered pursuant to section 78l of this title.” 15 U.S.C. § 78n(a)(1).

40. Rule 14a-9, promulgated by the SEC pursuant to Section 14(a) of the Exchange Act, provides that proxy communications shall not contain “any statement which, at the time and in the light of the circumstances under which it is made, is false or misleading with respect to any material fact, or which omits to state any material fact necessary in order to make the statements therein not false or misleading.” 17 C.F.R. § 240.14a-9.

41. The omission of information from a proxy will violate Section 14(a) and Rule 14a-9 if other SEC regulations specifically require disclosure of the omitted information.

COMPLAINT FOR VIOLATIONS OF THE SECURITIES EXCHANGE ACT OF 1934

42. Defendants have issued the Proxy with the intention of soliciting the Company’s common shareholders’ support for the Proposed Transaction. Each of the Individual Defendants reviewed and authorized the dissemination of the Proxy, which fails to provide critical information regarding, amongst other things: (i) financial projections for Mindbody; and (ii) the valuation analyses performed by Qatalyst Partners in support of its fairness opinion.

43. In so doing, Defendants made untrue statements of fact and/or omitted material facts necessary to make the statements made not misleading. Each of the Individual Defendants, by virtue of their roles as officers and/or directors, were aware of the omitted information but failed to disclose such information, in violation of Section 14(a). The Individual Defendants were therefore negligent, as they had reasonable grounds to believe material facts existed that were misstated or omitted from the Proxy, but nonetheless failed to obtain and disclose such information to the Company’s shareholders although they could have done so without extraordinary effort.

44. The Individual Defendants knew or were negligent in not knowing that the Proxy is materially misleading and omits material facts that are necessary to render it not misleading. The Individual Defendants undoubtedly reviewed and relied upon most if not all of the omitted information identified above in connection with their decision to approve and recommend the Proposed Transaction; indeed, the Proxy states that Qatalyst Partners reviewed and discussed its financial analyses with the Board, and further states that the Board considered the financial analyses provided by Qatalyst Partners, as well as its fairness opinion and the assumptions made and matters considered in connection therewith. Further, the Individual Defendants were privy to and had knowledge of the projections for the Company and the details surrounding the process leading up to the signing of the Merger Agreement. The Individual Defendants knew or were negligent in not knowing that the material information identified above has been omitted from the Proxy, rendering

COMPLAINT FOR VIOLATIONS OF THE SECURITIES EXCHANGE ACT OF 1934

the sections of the Proxy identified above to be materially incomplete and misleading. Indeed, the Individual Defendants were required to, separately, review Qatalyst Partners’ analyses in connection with their receipt of the fairness opinions, question Qatalyst Partners as to its derivation of fairness, and be particularly attentive to the procedures followed in preparing the Proxy and review it carefully before it was disseminated, to corroborate that there are no material misstatements or omissions.

45. The Individual Defendants were, at the very least, negligent in preparing and reviewing the Proxy. The preparation of a proxy statement by corporate insiders containing materially false or misleading statements or omitting a material fact constitutes negligence. The Individual Defendants were negligent in choosing to omit material information from the Proxy or failing to notice the material omissions in the Proxy upon reviewing it, which they were required to do carefully as the Company’s directors. Indeed, the Individual Defendants were intricately involved in the process leading up to the signing of the Merger Agreement and preparation and review of the Company’s financial projections.

46. Mindbody is also deemed negligent as a result of the Individual Defendants’ negligence in preparing and reviewing the Proxy.

47. The misrepresentations and omissions in the Proxy are material to Plaintiff, who will be deprived of their right to cast an informed vote if such misrepresentations and omissions are not corrected prior to the Shareholder Vote. Plaintiff has no adequate remedy at law. Only through the exercise of this Court’s equitable powers can Plaintiff be fully protected from the immediate and irreparable injury that Defendants’ actions threaten to inflict.

COMPLAINT FOR VIOLATIONS OF THE SECURITIES EXCHANGE ACT OF 1934

COUNT II

(Against the Individual Defendants for Violations of Section 20(a) of the Exchange Act)

48. Plaintiff incorporates each and every allegation set forth above as if fully set forth herein.

49. The Individual Defendants acted as controlling persons of Mindbody within the meaning of Section 20(a) of the Exchange Act as alleged herein. By virtue of their positions as officers and/or directors of Mindbody, and participation in and/or awareness of the Company’s operations and/or intimate knowledge of the incomplete and misleading statements contained in the Proxy filed with the SEC, they had the power to influence and control and did influence and control, directly or indirectly, the decision making of the Company, including the content and dissemination of the various statements that Plaintiff contends are materially incomplete and misleading.

50. Each of the Individual Defendants was provided with or had unlimited access to copies of the Proxy and other statements alleged by Plaintiff to be misleading prior to and/or shortly after these statements were issued and had the ability to prevent the issuance of the statements or cause the statements to be corrected.

51. In particular, each of the Individual Defendants had direct and supervisory involvement in the day-to-day operations of the Company, and, therefore, is presumed to have had the power to control or influence the particular transactions giving rise to the Exchange Act violations alleged herein, and exercised the same. The Proxy contains the unanimous recommendation of each of the Individual Defendants to approve the Proposed Transaction. They were thus directly involved in preparing this document.

52. In addition, as the Proxy sets forth at length, and as described herein, the Individual Defendants were involved in negotiating, reviewing, and approving the Merger Agreement. The Proxy purports to describe the various issues and information that the Individual Defendants reviewed and considered. The Individual Defendants participated in drafting and/or gave their input on the content of those descriptions.

COMPLAINT FOR VIOLATIONS OF THE SECURITIES EXCHANGE ACT OF 1934

53. By virtue of the foregoing, the Individual Defendants have violated Section 20(a) of the Exchange Act.

54. As set forth above, the Individual Defendants had the ability to exercise control over and did control a person or persons who have each violated Section 14(a) and Rule 14a-9 by their acts and omissions as alleged herein. By virtue of their positions as controlling persons, these defendants are liable pursuant to Section 20(a) of the Exchange Act. As a direct and proximate result of Individual Defendants’ conduct, Plaintiff will be irreparably harmed.

55. Plaintiff has no adequate remedy at law. Only through the exercise of this Court’s equitable powers can Plaintiff be fully protected from the immediate and irreparable injury that Defendants’ actions threaten to inflict.

PRAYER FOR RELIEF

WHEREFORE, Plaintiff prays for judgment and relief as follows:

A. Preliminarily enjoining Defendants and all persons acting in concert with them from proceeding with the Shareholder Vote or consummating the Proposed Transaction, unless and until the Company discloses the material information discussed above which has been omitted from the Proxy;

B. Directing the Defendants to account to Plaintiff for all damages sustained as a result of their wrongdoing;

C. Awarding Plaintiff the costs and disbursements of this action, including reasonable attorneys’ and expert fees and expenses; and

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COMPLAINT FOR VIOLATIONS OF THE SECURITIES EXCHANGE ACT OF 1934

D. Granting such other and further relief as this Court may deem just and proper

JURY DEMAND

Plaintiff demands a trial by jury on all issues so triable.

DATED: January 28, 2019
Respectfully submitted,
OF COUNSEL	/s/ David E. Bower
David E. Bower
MONTEVERDE & ASSOCIATES PC
Juan E. Monteverde	David E. Bower SBN 119546
Miles D. Schreiner	MONTEVERDE & ASSOCIATES PC
The Empire State Building	600 Corporate Pointe, Suite 1170
350 Fifth Avenue, Suite 4405	Culver City, CA 90230
New York, NY 10118	Tel: (310) 446-6652
Tel: (212) 971-1341	Fax: (212) 202-7880
Fax: (212) 202-7880	Email: dbower@monteverdelaw.com
Email: jmonteverde@monteverdelaw.com
mschreiner@monteverdelaw.com	Counsel for Plaintiff

Counsel for Plaintiff

COMPLAINT FOR VIOLATIONS OF THE SECURITIES EXCHANGE ACT OF 1934